Form 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                           Report of Foreign Issuer

                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For...........................................................April 9, 2003


                               ETZ LAVUD Limited
...............................................................................

                (Translation of registrant's name into English)


                       P.O. Box 38, Petah Tikva, Israel
...............................................................................
                   (Address of principal executive offices)



This Form 6-K consists of:

         Resignation of Naaman Kremerman as Director of Etz Lavud, Ltd.





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                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              Etz Lavud Limited
                                          -----------------------------------
                                                 (Registrant)


DATE:  April 8, 2003                      By: /s/ Paul Kessler
                                              -------------------------------
                                                  Paul Kessler
                                                  Director




         As described in the attached letter, Naaman Kremerman has resigned as a member of the Board of Directors of Etz Lavud, Ltd.


                                 Free Translation
                                 ----------------

                                                  26.3.08

Messrs.
ETZ LAVUD Ltd.
By Ami Gilad, Adv.
------------------

I wish to notify herewith my resignation as director in the Company (ETZ LAVUD Ltd.). My resignation is in effect as of today and is due to personal reasons.


                                                  Respectfully yours,


                                                  Naaman Kremerman